SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 Biofield Corp.
                      -------------------------------------
                                (Name of Company)


                     Common Stock, par value $.001 per share
                     ---------------------------------------S
                         (Title of Class of Securities)


                                   090591 10 8
                                 --------------
                                 (CUSIP Number)


                             Dr. David M. Long, Jr.
                         2737 Via Orange Way, Suite 108
                             Spring Valley, CA 91978
                                 (619) 660-6240


                                 With a copy to

                  Warshaw Burstein Cohen Schlesinger & Kuh, LLP
                                555 Fifth Avenue
                            New York, New York 10017
                         Attn: Marshall N. Lester, Esq.
                                 (212) 984-7700
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 30, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Long Family Partners II, LP
     65-0693084
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:

     PF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of                         7.   Sole Voting Power           0
Shares Bene-                      ----------------------------------------------
nicially                          8.   Shared Voting Power         0
Owned                             ----------------------------------------------
By Each                           9.   Sole Dispositive Power      0
Reporting                         ----------------------------------------------
Person With                       10.  Shared Dispositive Power    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     0
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     David M. Long, Jr.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:

     PF
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of                         7.   Sole Voting Power           0
Shares Bene-                      ----------------------------------------------
nicially                          8.   Shared Voting Power         0
Owned                             ----------------------------------------------
By Each                           9.   Sole Dispositive Power      0
Reporting                         ----------------------------------------------
Person With                       10.  Shared Dispositive Power    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     0
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Donna R. Long
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:

     PF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of                         7.   Sole Voting Power           0
Shares Bene-                      ----------------------------------------------
nicially                          8.   Shared Voting Power         0
Owned                             ----------------------------------------------
By Each                           9.   Sole Dispositive Power      0
Reporting                         ----------------------------------------------
Person With                       10.  Shared Dispositive Power    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     0
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

Item 1.  Security and Company

         This Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Biofield Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Suite M, 1025 Nine North Drive, Alpharetta, GA 30004.

Item 2.  Identity and Background

         (a)-(c) This Schedule 13D is jointly filed by David M. Long, Jr., M.D., Ph.D. ("Dr. Long"), Donna R. Long ("Mrs. Long"), and Long Family Partners II, LP (the "Partnership"), a Delaware limited partnership (hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons").

         The business address for each of the Reporting Persons is 10988 Horizon Hills Drive, El Cajon, California 92020.

         The Partnership is a limited partnership organized under the laws of the state of Delaware and is engaged in holding property on behalf of one or more members of the family of Dr. Long. Although the general partners of the Partnership are Dr. Long and his wife, Donna R. Long, Dr. Long is the sole managing partner of the Partnership. Dr. Long is principally employed as the Chairman of the Company. Mrs. Long is not currently employed. Dr. Long and Mrs. Long are citizens of the United States of America.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Dr. Long is a citizen of the United States.
             Mrs. Long is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         On March 30, 2006, each of the Reporting Persons entered into a certain Stock Acquisition and Voting Agreement (the "Acquisition Agreement"), between The MacKay Group, Inc. (the "Buyer") and Dr. Long, Mrs. Long, Dr. Raymond A. Long, the Long Family Trust and the Long Family Partners II LP (together, with Dr. Long, Mrs. Long, Dr. Raymond A. Long, and the Long Family Trust, the "Sellers"). Pursuant to the terms of the Acquisition Agreement, the Sellers are in the process of transferring 6,864,194 shares of the Company's Common Stock and certain of the Sellers are in the process of assigning $2 million of debt (comprising principal and interest) owed by the Company to the assignors (as well as all rights associated with such debt under any note, instrument, agreement or other authorization and under applicable law, under which the debt may be converted into equity of the Company) to the Buyer.

         Pursuant to the Acquisition Agreement, Sellers are entitled to receive a royalty equal to one (1%) of net sales generated by worldwide sales of the Company's products over a three year period. In addition, Buyer is required to make reasonable best efforts to cause the Company to convert the assigned debt into shares of the Company's Common Stock ("Converted Shares") at a price of $.05 per share. Upon any conversion, the Buyer is entitled to retain 51% of the Converted Shares plus such additional number of Converted Shares so that Buyer would hold fifty-one (51%) percent of the Common Stock issued and outstanding (on a fully-diluted basis) immediately prior to the time of conversion. Any remaining Converted Shares are to be transferred to the Sellers, provided that the Sellers deliver a proxy to the Buyer with respect to all voting rights associated with those remaining shares. If the Buyer fails to convert the debt within ninety (90) days, the Buyer is required to re-assign the debt to the Sellers. In addition, pursuant to the Acquisition Agreement, to the extent that any other debt owed to the Sellers by the Company is converted into shares of Common Stock, the Sellers agreed to transfer 51% of such shares to the Buyer.

         In connection with the foregoing sale of Common Stock, Dr. Long entered into a certain consulting agreement (the "Consulting Agreement") with the Buyer, dated as of even date therewith. Pursuant to the terms of the Consulting Agreement, Dr. Long is to provide services to the Buyer for a term of three years. In consideration for his services, Dr. Long is to receive $60,000 in a lump sum payment upon each anniversary of the Consulting Agreement

Item 4.  Purpose of Transaction

         The Reporting Persons have agreed to dispose of their Shares for the consideration described in Section 3 above.

Item 5.  Interest in Securities of the Company

         (a) Each Reporting Person is currently the beneficial owner of 0 shares (0%) of Common Stock. The foregoing is based on 42,271,011 shares of Common Stock issued and outstanding on December 31, 2005.

         (b) Each Reporting Person is currently holding 0 shares of Common Stock, and has no power to vote, direct the vote, share power to vote or direct the vote, or dispose or direct the disposition of any shares of Common Stock. As described in Item 3, if the Company converts the debt assigned by the Reporting Persons to the Buyer, each Reporting Person is entitled to receive Converted Shares, provided that the Reporting Persons deliver a proxy to the Buyer with respect to all voting rights associated with such shares of Common Stock. However, there can be no assurance that the Company will convert such debt, and the receipt of the Converted Shares is contingent upon the Buyer recognizing the contractual rights of the Reporting Persons and transferring such shares to the Reporting Persons.

         (c) Except as set forth in Item 3, each Reporting Persons has not engaged in any transactions in the Common Stock in the past 60 days.

         (d) No other person, other than the Buyer, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

         (e) Each Reporting Person ceased to be the beneficial owner of more than five (5%) percent of the Common Stock on March 31, 2006, the date the Shares were assigned by stock power to the Buyer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

         The Reporting Persons have no further voting rights with respect to such shares, and currently hold no shares of Common Stock in the Company.

         As more fully described in Item 3, the Reporting Persons have transferred their Common Stock to the Buyer. The contracts, arrangements, and understandings are more fully described in Item 3, including without limitation, the following:

         A. To the extent that the Reporting Persons receive any Converted Shares from the Buyer upon conversion of the debt assigned by them to the Buyer, the Reporting Persons have agreed to delivery a proxy to the Buyer with respect to all voting rights associated with those remaining shares.

         B. In addition, pursuant to the Acquisition Agreement, to the extent that any other debt owed to the Sellers by the Company is converted into shares of Common Stock, the Sellers agreed to transfer 51% of such shares to the Buyer.

         C. The Buyer has agreed as a covenant to the Acquisition Agreement that it shall exercise voting rights of any and all shares of the Issuer's stock in favor of Dr. Long or his nominee remaining on the Board of the Issuer and the issuance to Dr. Long or his nominee of all stock options and other benefits to which other Board members are entitled.

         With respect to relationships among the persons set forth in Item 2, Dr. Long and Mrs. Long are husband and wife. Dr. Long and Donna R. Long are general partners of the Partnership. There is no relationship between the Reporting Persons and the Buyer, other than the transaction and contractual arrangements described in Item 3.

Item 7.  Material to be Filed as Exhibits

         1.       Rule 13D(f) Statement
         2. Stock Acquisition and Voting Agreement, between The MacKay Group, Inc. and Dr. David M. Long, Donna R. Long, Dr. Raymond
                  A. Long, the Long Family Trust and the Long Family Partners II LP, dated March 30, 2006.
         3. Consulting Agreement, between The MacKay Group, Inc. and Dr. David M. Long, dated March 30, 2006.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.

Dated: April 6, 2006


                                    LONG FAMILY PARTNERS II, LP


                                    By: /s/ DAVID M. LONG, JR. DONNA R. LONG POA
                                        ----------------------------------------
                                        Name:  David M. Long, Jr.
                                        Title: Managing Partner


                                        /s/ DAVID M. LONG, JR. DONNA R. LONG POA
                                        ----------------------------------------
                                        David M. Long, Jr.


                                        /s/ DONNA R. LONG
                                        ----------------------------------------
                                        Donna R. Long

                                                                       EXHIBIT 1

                       AGREEMENT TO FILE A JOINT STATEMENT

         By their signatures, the undersigned agree to file a joint Schedule 13D and understand that such statement is filed by or on behalf of each of them.


Dated: April 6, 2006                LONG FAMILY PARTNERS II, LP


                                    By: /s/ DAVID M. LONG, JR. DONNA R. LONG POA
                                        ----------------------------------------
                                        Name:  David M. Long, Jr.
                                        Title: Managing Partner


Dated: April 6, 2006                    /s/ DAVID M. LONG, JR. DONNA R. LONG POA
                                        ----------------------------------------
                                        David M. Long, Jr.


Dated: April 6, 2006                    /s/ DONNA R. LONG
                                        ----------------------------------------
                                        Donna R. Long

                                                                       EXHIBIT 2

                     STOCK ACQUISITION AND VOTING AGREEMENT
                     --------------------------------------

         THIS STOCK ACQUISITION AND VOTING AGREEMENT (this "Agreement") is made this 30th day of March, 2006 (the "Effective Date") between:


         (1). The MacKay Group, Inc. ("MKG"), a corporation duly authorized and incorporated under Hong Kong law, with offices at 1615 Walnut Street, 3rd Floor, Philadelphia, Pennsylvania 19103; and

         (2). Dr. David M. Long, Jr., an adult individual residing at 10988 Horizon Hills Drive, El Cajon, CA 92020 ("Dr. David Long"); Donna R. Long, an adult individual residing at 10988 Horizon Hills Drive, El Cajon, CA 92020; Dr. Raymond A. Long, an adult individual with an address at 474 Margaret Street, Apt. 76, Plattsburgh, NY 12901 ("Dr. Raymond Long"); the Long Family Trust dated December 30, 1997, as amended (David M. Long, Jr. and Donna R. Long, trustees), with an address at 2737 Via Orange Way, Suite 108, Spring Valley, CA 91978-1750; and the Long Family Partners II LP (David M. Long, Jr., managing & general partner, and Donna R. Long, general partner), with an address at 2737 Via Orange Way, Suite 108, Spring Valley, CA 91978-1750 (collectively the "Long Family Control Group", "LFCG", or "Transferor").

                                    RECITALS:
                                    ---------

         WHEREAS as of the Effective Date, LFCG members are collectively the registered holder of over six million (6,000,000) shares of common stock of Biofield Corporation ("Biofield" or the "Company"), a public Delaware corporation, as reflected in Exhibit "A" to this Agreement (the "LFCG Common Stock Shares");

         WHEREAS prior to the Effective Date, Dr. Long was the Chairman of Board, the President, and Chief Executive Officer of Biofield; the remaining members of Biofield's 3-member board of directors (the "Board") prior to the Effective Date were Dr. Raymond Long and John D. Stephens;

         WHEREAS in its last filing with the United States Securities and Exchange Commission ("SEC"), its Form 10-QSB - 3rd Quarter dated September 30, 2005 ("Biofield's Last SEC Filing"), Biofield reported that it "continues to incur significant losses. As of September 30, 2005, the Company had $11,000 in current assets against current liabilities of $7.553 million, and its total liabilities exceeded its total assets by $7.33 million. These factors raise substantial doubt about the Company's ability to continue as a going concern";

         WHEREAS in Biofield's Last SEC Filing, it further reported, inter alia, that (1) "The Company has depleted all its cash resources and the Company had to let go all its employees, except the Chief Operating Officer and Chief Executive Officer . . . "; (2) Biofield was not able to sell any of its products in 2005 and only generated $10,550 from the sale of a device to a distributor in 2004;
(3) Biofield did not incur any research and development ("R&D") expenditure in 2005; and (4) the "survival of the Company and continuation of its essential operations are dependent on securing immediate cash to continue operations";

         WHEREAS during the past several years, Biofield has subsisted upon financing from LFCG. LFCG funding significantly helped develop R&D efforts in connection with the technology, products, and intellectual property Biofield currently has. As a result of certain financing by LFCG members to Biofield, which, pursuant to an arrangement between certain LFCG members and Biofield, may be converted into equity, Biofield owes members of LFCG in excess of $4.3 million, which is approximately sixty percent of Biofield's current liabilities. LFCG is no longer able to continue to fund Biofield on a going forward basis;

         WHEREAS Biofield's current inability to generate the necessary sales revenue worldwide and to secure the necessary financing threatens its ability to continue operations and therefore threatens both the value of LFCG's shares of common stock in Biofield and any stock options or securities interest LFCG members may possess with respect to Biofield and its ability to be paid back with regard to the approximately $4.3 million debt owed to it by Biofield;

         WHEREAS MKG and, in particular, its Chairman, James MacKay, have access to substantial funding sources through the world, which may be interested in helping to fund Biofield, and have significant contacts to bring Biofield's products to world markets, including, but not limited to, China and other parts of Asia;

         WHEREAS MKG has agreed, subject to certain conditions, to, inter alia, raise the funds necessary to prevent Biofield from ceasing operations; take over the management, marketing, personnel, and other operations of Biofield (with respect to which Biofield's last SEC filing reported operating expenses of approximately $944,154 for 2004, the last year Biofield appears to have operated on a more active basis); help restructure Biofield's substantial debt estimated to be approximately $5.5 million (excluding the debt to be converted pursuant to this Agreement); and utilize its contact base to bring Biofield's products to Asia and other world markets;

         WHEREAS in return for MKG's promises and covenants, and in the hopes of receiving any value in connection with the significant investment LFCG has made in Biofield in the form of, inter alia, loans and equity, LFCG has agreed to, inter alia, transfer the LFCG Common Stock Shares to MKG;

         WHEREAS in return for MKG's promises and covenants, and in the hopes of receiving any value in connection with the significant investment LFCG has made in Biofield in the form of, inter alia, loans and equity, LFCG has agreed to, inter alia, assign to MKG US$2 million of the debt owed to LFCG by Biofield as well as any right LFCG has to convert that US$2 million debt into common shares of Biofield (the "$2 Million Portion of the Biofield Debt to LFCG"), subject to certain conditions set forth below. Post-assignment, MKG agrees to makes its reasonable best efforts to cause the Company to convert the $2 Million Portion of the Biofield Debt to LFCG into shares of Biofield (the "Long Conversion

Shares"). A portion of the Long Conversion Shares will be retained by MKG so that when combined with the LFCG Common Stock Shares and any other shares of common stock of Biofield previously transferred to MKG, MKG shall then hold a total of 51% of Biofield's outstanding shares of common stock on a fully diluted basis. The remainder of the Long Conversion Shares upon MKG's retention of the shares described in the preceding sentence shall be transferred to LFCG (the "Post-Retention Remaining Long Conversion Shares"). LFCG will give MKG the voting rights associated with the Post-Retention Remaining Long Conversion Shares;

         WHEREAS in return for MKG's promises and covenants, Dr. David Long will relinquish his position as Chairman of the Board of Biofield and his position as President and Chief Executive Officer of Biofield;

         WHEREAS as additional consideration, Dr. David Long will be retained in connection with Biofield as a consultant for a three-year period and, as set forth more fully herein, LFCG will receive for a three-year period a one-percent (1%) royalty with respect to net sales of Biofield's products which MKG generates worldwide;

         NOW, THEREFORE, in consideration of the payments and other benefits as set forth herein, the mutual covenants and promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I
                       TRANSFER AND ACQUISITION OF SHARES

         1.1 Transfer and Acquisition of LFCG Common Stock Shares. Subject to the terms and conditions set forth herein, and in consideration of MKG's covenants and promises, upon the parties' execution of this Agreement, LFCG will transfer to MKG all shares representing the LFCG Common Stock Shares. Within seven (7) days of the parties' execution of this Agreement or other time period mutually agreed to by the parties, LFCG will deliver to MKG stock certificates representing the LFCG Common Stock Shares, which certificate shall be, at MKG's sole discretion, (a) registered in the name of MKG or the name of its nominee;
(b) endorsed in blank; or (c) accompanied by duly executed assignment documents.

         1.2      Transactions Subsequent to the Transfer and Acquisition of
                  ----------------------------------------------------------
                  LFCG Common Stock Shares.
                  ------------------------

                  1.2.1 Assignment of $2 Million of the Biofield Debt Owed to Long Family Control. Upon execution of this Agreement, subject to the conditions set forth in the last sentence of this subsection 1.2.1, LFCG shall assign to MKG Two Million Dollars ($2,000,000) of the debt (comprising principal and interest) owed by Biofield to LFCG and all rights associated with such debt under any note, instrument, agreement or other authorization and under applicable law (the "Assigned Debt"). The total amount of debt owed by Biofield to LFCG is over $4.3 Million Dollars as of the Effective Date (the "Total

Biofield Debt to LFCG"). In the event that any portion of the Total Biofield Debt to LFCG can be converted into equity of Biofield under any note, instrument, agreement, or other authorization and/or under applicable law, MKG shall have, at its sole discretion, the right, but not the obligation, to include such convertible portion of the Total Biofield Debt to LFCG or any component thereof as part of the Assigned Debt; should MKG exercise such rights, all rights under any note, instrument, agreement, or other authorization and/or under applicable law associated with the convertible portion of the Total Biofield Debt to LFCG which MKG elects to include in the Assigned Debt, shall also be assigned to MKG by LFCG. In the event that MKG does not effectuate the transactions contemplated in subsections 1.2.2 and 1.2.3 below of this Agreement within 90 days of the Effective Date or within another time period mutually agreed to by MKG and LFCG, MKG shall assign the Assigned Debt back to LFCG.

                  1.2.2 Conversion of a Portion of Biofield Debt Owed to Long Family Control Group. At a time designated by MKG within 90 days of the Effective Date or within another time period mutually agreed to by MKG and LFCG, MKG shall makes its reasonable best efforts to cause the Company to convert the Assigned Debt into shares of common stock of Biofield at a value of $0.05 per share without any additional compensation payable by MKG to the Company (the "Long Conversion Shares"). Accordingly, the total amount of Long Conversion Shares shall be 40,000,000 shares of common stock of Biofield.

                  1.2.3 Retention by MKG of a Portion of the Long Conversion Shares. Immediately upon the conversion set forth in subsection 1.2.2 above of this Agreement (the "Conversion"), in consideration of MKG's covenants and promises, (a) MKG shall retain Fifty-One Percent (51%) of any shares of common stock received upon the Conversion, and (b) MKG shall also retain an additional portion of the Long Conversion Shares so that, together with the LFCG Common Stock Shares and any common stock shares of Biofield it secures from other sources, MKG shall hold Fifty-One Percent (51%) of all the shares of common stock issued and outstanding (on a fully-diluted basis) of Biofield existing immediately prior to the time of the Conversion. (Collectively, the shares of common stock of Biofield retained by MKG pursuant to subsection (a) and (b) of the preceding sentence shall be referred to as the "MKG Portion of the Long Conversion Shares"). Any shares remaining of the Long Conversion Shares after MKG's retention of the MKG Portion of the Long Conversion Shares shall be transferred to members of LFCG (the Post-Retention Remaining Long Shares).


                  1.2.4 Voting Rights Associated with the Post-Transfer Remaining Long Shares. LFCG agrees to deliver to MKG a proxy with respect to all voting rights associated with the Post-Retention Remaining Long Shares in the form acceptable to LFCG and MKG (each, a "Proxy" and collectively, the "Proxies"), which shall be irrevocable to the extent provided in Section 212 of the Delaware General Corporation Law. Each Proxy shall not be terminated by any act of a member of LFCG or by operation of law, including, without limitation, the dissolution or liquidation of any corporation or partnership.

                  1.2.5 Treatment of Biofield's Post-Conversion Remaining Debt Owed Members of LFCG. LFCG agrees that Biofield's remaining debt owed LFCG members upon the assignment of the Assigned Debt to MKG (the "Biofield's Post-Assignment Remaining Debt to LFCG") shall be restructured or otherwise treated commensurate with the debt owed by Biofield to creditors other than LFCG members. LFCG further agrees to relinquish all rights to convert Biofield's Post-Assignment Remaining Debt to LFCG into shares of Biofield stock pursuant to any arrangement or agreement LFCG members may have with Biofield. To the extent that any portion of Biofield's Post-Assignment Remaining Debt to LFCG is converted into shares of Biofield stock, a portion of such converted shares shall be transferred to MKG, consistent with the mechanisms set forth in subsections 1.2.2 and 1.2.3 above of this Agreement, so that MKG retains Fifty-One Percent (51%) of the shares of common stock of Biofield upon such conversion.

                                   ARTICLE II
                                COVENANTS OF MKG


         2.1 As additional consideration of the benefits given by LFCG to MKG, including, but not limited to, the LFCG Common Stock Shares and the MKG Portion of the Long Converted Shares, MKG agrees to the terms and conditions below of this section.


                  2.1.1 Subject to the terms and conditions in this Agreement, MKG agrees to use its best reasonable commercial efforts to:

                           (a).     Assume LFCG's past and current role in
helping raise and secure the funds needed by Biofield to operate and to bring Biofield's products to world markets;

                           (b).     To raise and secure the funds needed by
Biofield to operate and to bring Biofield's products to Asia and other world markets;

                           (c).     Take over the management, marketing,
personnel, website, and other operations of Biofield;

                           (d).     Relocate Biofield's corporate offices to
Philadelphia, Pennsylvania;

                           (e).     To restructure Biofield's substantial debt;

                           (f).     Utilize MKG's worldwide contacts to bring
Biofield's products to Asia and other world markets;

                           (g).     Take the steps needed to bring Biofield's
products to China, including conducting any clinical trials and gaining approvals from the appropriate Chinese government authorities;

                           (h).     Utilize MKG's contacts in China for
Biofield's benefit, including, but not limited to, Chinese healthcare agencies and organizations, hospitals and other sources;

                           (i).     Utilize MKG's contacts for Biofield's
benefit with Tianjin Medical College considered to be one of Asia's largest breast cancer center;

                           (j).     Utilize MKG's contacts in China to
manufacture Biofield's products in China;

                           (k).     Utilize MKG's contacts in China, the
Philippines, and other parts of Asia to supplement the existing clinical trials conducted with respect to Biofield's products;


                           (l).     Utilize MKG's contacts in China, the
Philippines, and other parts of Asia to advance the research and development with respect to Biofield's products; and

                           (m).     Utilize MKG's contacts in China, the
Philippines, and other parts of Asia to secure prominent directors from China and other parts of Asia for Biofield's Board.


                  2.1.2 Subject to the terms and conditions in this Agreement, as additional consideration, MKG agrees that:


                           (a).     Dr. David Long shall be retained as a
consultant for a three-year period commencing as of the Effective Date as more fully set forth in a separate consulting agreement; and


                           (b).     MKG shall exercise the voting rights
associated with any and all shares of Biofield stock (whether common or preferred) in favor of Dr. David Long or his designee remaining on the Board and receiving the stock options and other benefits entitled to other Board members. James MacKay and his nominee on the Board shall further exercise the voting rights they have as a board member in favor of Dr. David Long or his designee remaining on the Board and receiving the stock options and other benefits entitled to other Board members.

                                   ARTICLE III
                                 ROYALTY TO LFCG


         3.1 As additional consideration, subject to the terms and conditions in this Agreement, for a three-year period commencing as of the Effective Date, LCFG collectively shall receive each year a one-percent (1%) royalty with respect to net sales of Biofield's products which MKG generates worldwide. For purposes of this Agreement, Net Sales shall mean the gross revenues received by Biofield from the sale of Biofield products which MKG generates worldwide less sales and/or use taxes actually paid, import and/or export duties actually paid, outbound transportation prepaid or allowed, and amounts allowed or credited due to returns (not to exceed the original billing or invoice amount). All royalties shall be paid to LFCG on an annual basis. The precise method in which the royalties shall be determined, paid, and verified shall subsequently agreed to by the parties hereto. The parties anticipate that LCFG will receive a preliminary royalty payment at the end of the calendar year, which will be adjusted (either up or down) within a 120 day period after the end of the calendar year. Each such payment shall be accompanied by an accounting statement, which shall include: (i) the quantity and classification of Biofield products sold; (ii) Net Sales Price of all Biofield products sold; and (iii) any other material information mutually agreed by the parties hereto. Biofield and its appropriate affiliates shall keep proper books of account in a manner mutually acceptable to MKG, LFCG, and the Company (whether on an accrual or other basis) showing sales of Biofield products which MKG generates worldwide. LFCG shall have the right to audit the applicable records in connection with the royalties contemplated in this section of the Agreement, subject to applicable laws. All information obtained by LFCG and its agents in connection with the sale of Biofield products which MKG generates worldwide shall be kept strictly confidential by LFCG and its agents. LFCG shall designate an agent to receive the royalty payment contemplated in this subsection 3.1.

                                   ARTICLE IV
                     REPRESENTATIONS AND WARRANTIES OF LFCG

Each member of LFCG, jointly and severally, represents and warrants to MKG as follows:


         4.1 Corporate Existence and Authority of Biofield. The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; and (ii) has all requisite corporate power to own its assets and operate its business as now conducted.

         4.2 No Conflict. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or constitute a default under (i) the Company's certificate of incorporation or by-laws, (ii) any agreement, indenture or other instrument to which LFCG is a party or by which the Company or any member of LFCG or their assets may be bound or (iii) any law, regulation, order, arbitration, award, judgment or decree applicable to LFCG or any member thereof or the Company.

         4.3 Validity. This Agreement has been duly executed and delivered by LFCG and all members thereof and is a valid and binding agreement of LFCG and all members thereof enforceable against LFCG and all members thereof in accordance with its terms, except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws affecting the enforcement of creditors' rights generally, and by general principles of equity.

         4.4 The Common Shares. All of the Company's Shares (whether common or preferred) including the LFGC Common Stock Shares have been duly authorized and validly issued and constitute fully-paid and non-assessable shares of common stock of the Company. No stockholder of the Company has any preemptive or other subscription right to acquire any shares of Common Stock. LFCG will convey to the MKG, on the Effective Date, good and valid title to the LFCG Common Stock Shares free and clear of any liens, claims, security interests and encumbrances

         4.5 Litigation. There are no actions, suits, proceedings or arbitrations or investigations pending, or to LFCG's best knowledge, threatened in any court or before any governmental agency or instrumentality or arbitration panel or otherwise against or by LFCG which seek to or could restrain, prohibit, rescind or declare unlawful, or result in substantial damages in respect of this Agreement or the performance hereof by LFCG (including, without limitation, the delivery of the LFCG Common Stock Shares).

                                    ARTICLE V
                      REPRESENTATIONS AND WARRANTIES OF MKG

MKG hereby represents and warrants to LFCG as follows:


         5.1 Authority; Validity. MKG has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and this Agreement constitutes the legal and valid binding agreement of MKG, enforceable in accordance with its terms, except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws affecting the enforcement of creditors' rights generally, and by general principles of equity.

                                   ARTICLE VI
                              CONDITIONS TO CLOSING


         6.1 Conditions to Obligations of MKG. The obligations of the MKG under this Agreement are subject to the satisfaction of the following conditions on the Effective Date (unless another date is specified):

                  (a) The representations and warranties of LFCG set forth in Article IV hereof shall be true and correct;

                  (b) All permits, approvals, authorizations and consents of third parties necessary for the consummation of the transactions herein shall have been obtained, and no order of any court or administrative agency shall be in effect which restrains or prohibits the transactions contemplated by this Agreement, and no suit, action or other proceeding by any governmental body or other person shall have been instituted which questions the validity or legality of the transactions contemplated by this
Agreement;

                  (c) As of the Effective Date, Dr. Raymond Long shall resign from the Board;

                  (d) As of the Effective Date, Dr. David Long shall resign as Chairman of the Board while retaining a seat on the Board; and

                  (e) As of the Effective Date, assignment of the Assigned Debt to MKG in accordance with subsection 1.2.1 of this Agreement.


         6.2 Conditions to Obligations of LFCG. The obligations of LFCG under this Agreement are subject to the satisfaction of the following conditions on the date of Closing:

                  (a) The representations and warranties of MKG set forth in Article V hereof shall be true and correct;

                  (b) All permits, approvals, authorizations and consents of third parties necessary for the consummation of the transactions herein shall have been obtained, and no order of any court or administrative agency shall be in effect which restrains or prohibits the transactions contemplated by this Agreement, and no suit, action or other proceeding by any governmental body or other person shall have been instituted which questions the validity or legality of the transactions contemplated by this Agreement; and

                  (c) No order of any court or administrative agency shall be in effect which restrains or prohibits the transactions contemplated by this Agreement, and no suit, action or other proceeding by any governmental body or other person shall have been instituted which questions the validity or legality of the transactions contemplated by this Agreement.

                                   ARTICLE VII
                                  MISCELLANEOUS

         7.1 Expenses. Each party shall pay all of its own expenses in connection with the authorization, preparation, execution and performance of this Agreement, including without limitation the reasonable fees and expenses of the Trustee, its agents, representatives, counsel, financial advisors and consultants.

         7.2 Survival of LFCG's Representations and Warranties. All representations and warranties made by LFCG to MKG in this Agreement shall survive the Effective Date and the closing of the transactions contemplated in this Agreement.

         7.3 Notices. All notices, requests or other communications required or permitted to be delivered hereunder shall be in writing, delivered by registered or certified mail, return receipt requested, as follows:

         (a)      To LFCG:

                  Dr. David M. Long, Jr.
                  10988 Horizon Hills Drive
                  El Cajon, CA 92020

         (b)      To MKG:

                  Michael Cimino, President
                  The MacKay Group, Inc.
                  1615 Walnut Street, 3rd Floor
                  Philadelphia, PA 19103

Any party hereto may from time to time, by written notice given as aforesaid, designate any other address to which notices, requests or other communications addressed to it shall be sent.

         7.4 Specific Performance. The parties hereto acknowledge that damages would be an inadequate remedy for any breach of the provisions of this Agreement and agree that the obligations of the parties hereunder shall be specifically enforceable, and neither party will take any action to impede the other from seeking to enforce such rights of specific performance.


         7.5 Successors and Assigns; Integration; Assignability. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto, and their respective legal representatives, successors and assigns. This Agreement (a) constitutes, together with any other written agreements between MKG and LFCG executed and delivered on the date hereof, the entire agreement between the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof; (b) shall not confer upon any person other than the parties hereto any rights or remedies hereunder; and (c) shall not be assignable by operation of law or otherwise, except that this Agreement may be assigned to the Company.

         7.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware.

         7.7 Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

         7.8 Amendment and Waiver. No amendment or waiver of any provision of this Agreement or consent to departure therefrom shall be effective unless in writing and signed by MKG and LFCG.

         7.9 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if the signatures thereto were upon one instrument.

         7.10 Indemnification. MKG will indemnify and hold the members of LFCG and their trustees, beneficiaries, partners, employees and agents (each, an "Indemnified Party") harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys' fees and costs of investigation (collectively, "Losses") that any such Indemnified Party may suffer or incur to a third party as a result of or relating to the transactions set forth in Article I of this Agreement. Except solely with respect to the exercise of Dr. David M, Long's fiduciary duties, if any, LFCG agrees not to object to the transactions contemplated in section 1.2 of this Agreement, but makes no assurances that those transactions will be actually completed. LFCG further makes no assurances, and MKG assumes the risks, respecting the potential effect that any material agreement executed by the Company prior to the Effective Date may have on the transactions contemplated in section 1.2 of this Agreement, provided that such agreement and all material information (other than publicly available information) regarding the agreement were provided to MKG prior to the Effective Date.

[SIGNATURE LINES TO FOLLOW]

         IN WITNESS WHEREOF, the undersigneds have duly executed this Agreement on the date and year first above written.


THE MACKAY GROUP, INC.

BY: /s/ MICHAEL M. CIMINO
    ---------------------------------
    MICHAEL M. CIMINO
    President, The MacKay Group, Inc.


/s/ DAVID M. LONG, JR.
-------------------------------------
DAVID M. LONG, JR.


/s/ DONNA R. LONG
-------------------------------------
DONNA R. LONG


/s/ RAYMOND A. LONG
-------------------------------------
RAYMOND A. LONG


[ADDITIONAL SIGNATURE LINES TO FOLLOW]

THE LONG FAMILY TRUST dated December 30, 1974, as amended


BY: /s/ DAVID M. LONG, JR.
    ---------------------------------
    DAVID M. LONG, JR., Trustee


BY: /s/ DONNA R. LONG
    ---------------------------------
    DONNA R. LONG, Trustee



THE LONG FAMILY PARTNERS II LP

BY: /s/ DAVID M. LONG, JR.
    ------------------------------------------------------
    DAVID M. LONG, JR., Managing Partner & General Partner


BY: /s/ DONNA R. LONG
    ------------------------------------------------------
    DONNA R. LONG, General Partner

                                    EXHIBIT A
                                    ---------

            TO MARCH 29, 2006 STOCK ACQUISITION AND VOTING AGREEMENT
            --------------------------------------------------------


SHARES OF COMMON STOCK OF BIOFIELD CORPORATION HELD AS OF MARCH 29, 2006 BY DR.
-------------------------------------------------------------------------------
 DAVID M. LONG, JR., DONNA R. LONG, RAYMOND A. LONG, THE LONG FAMILY TRUST, THE
 ------------------------------------------------------------------------------
    DAVID & DONNA LONG FAMILY FOUNDATION, AND THE LONG FAMILY PARTNERS II, LP
    -------------------------------------------------------------------------


American Stock #    Shares      Holder
----------------  ---------     -------------------------------------------
      10370         175,024     Long Family Partners II LP

      10803           8,087     David M. Long, Jr. and Long Family Trust

      10703          85,280     David and Donna Long TIEES
                                The Long Family Trust

      10774       1,666,199     Donna R. Long

      10633         657,391     Donna R. Long

      10719         383,758     David TIEE Donna Long separate property of
                                the Long Family Trust

      10748         333,334     David M. Long, Jr. separate property
                                Long Family Trust

      10671          93,750     Donna R. Long TIEE the Donna Long Separate
                                property trust O/T Long Family Trust

      10592         439,036     Raymond A. Long

      10309         166,620     David M. Long, Jr.

      10676         455,715     Donna R. Long TIEE O/T Donna Long Separate
                                property Long Family Trust

      10593       1,400,000     Raymond A. Long

      10772       1,000,000     Raymond A. Long/ Sephorn Capital Management

Total
Long Holding      6,864,194

                                                                       EXHIBIT 3

                              CONSULTING AGREEMENT
                              --------------------

         This Consulting Agreement (this "Agreement") is entered into as of this 30th day of March, 2006 (the "Effective Date") by and between (1) The MacKay Group, Inc. ("MKG"), a corporation duly authorized and incorporated under Hong Kong law, with offices at 1615 Walnut Street, 3rd Floor, Philadelphia, Pennsylvania 19103; and (2) David M. Long, Jr. ("Dr. Long"), an adult individual residing at 10988 Horizon Hills Drive, El Cajon, California 92020.

                                  RECITALS:

         WHEREAS the parties to this Agreement hereby incorporate as if fully set forth herein the recitals set forth in the March 30, 2006 Stock Acquisition and Voting Agreement between MKG on one part, and Dr. Long, among others, on the other part (the "Stock Acquisition and Voting Agreement");

         WHEREAS Dr. Long has played in an instrumental role, and has made a substantial investment of time, effort, and money, in the development of Biofield Corporation ("Biofield" or the "Company") and its technology and products, and the distribution of its technology and products worldwide;

         WHEREAS Dr. Long is respected among the US and overseas medical community for his contributions to the field of medicine and healthcare in general, and in particular, to issues relating to breast and other cancers;

         WHEREAS Dr. Long, through himself and/or his former staff, has information about the Company, its technology and products, and the possible worldwide distribution of the Company's technology and products, which would be valuable to MKG upon MKG'S acquiring control of the Company and its operations and management;

         WHEREAS in helping to fund and otherwise develop the Company and its technology and products and promoting the distribution of Company's technology and products worldwide, Dr. Long has demonstrated an extraordinary commitment to promoting breast cancer awareness and the early detection of breast and other cancers and to helping save the lives of women afflicted with breast and other cancers, a commitment that MKG admires and shares;

         WHEREAS MKG wishes to recognize the high level of contributions of Dr. Long to the Company by placing him in a consulting role in the Company once MKG has acquired control, management, and operations of the Company; and

         WHEREAS MKG believes that Dr. Long's continued involvement in the Company for a period of three years will help MKG in the transition MKG must undergo once MKG has taken over control, management, and operations of the Company and beyond;

         NOW, THEREFORE, in consideration of the payments and other benefits as set forth herein, the mutual covenants and premises herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

         1. CONSULTING ROLE. As of the Effective Date, Dr. Long will serve as a consultant to MKG, James MacKay as the new Chairman of the Board of the Company, and James MacKay's nominee as the new Chief Executive Officer and President of the Company (collectively "New Management"). Dr. Long will remain in this capacity for a period of three (3) years commencing as of the Effective Date (the "Term"). Throughout his service as a consultant, Dr. Long shall provide his best efforts to New Management and the Company and will provide support to New Management and the Company.

         2. DUTIES. Dr. Long shall perform such consulting tasks as MKG and/or New Management may reasonably assign him from time to time, provided that Dr. Long is physically capable of performing such tasks. Dr. Long may perform his duties under this Agreement from home. Dr. Long and MKG anticipate that Dr. Long would spend approximately two-three (2-3) hours per week performing his duties under this Agreement. Dr. Long may delegate some or all of the duties expected of him under this Agreement to other individuals or entities, provided that MKG or the Company shall not be required to pay additional compensation (whether to Dr. Long and/or such individuals or entities) over and above the compensation set forth in section 3 below of this Agreement.

        3. COMPENSATION. As consultant, Dr. Long will be paid the amount of Sixty Thousand US Dollars (US$60,000) per year for a three-year period commencing as of the Effective Date. Such compensation will be paid in a lump sum at the end of each year, which shall be the anniversary date of the Effective Date. The compensation described in this section includes all amounts to be paid by MKG, New Management or the Company to Dr. Long for his work as a consultant to MKG, New Management and/or the Company, and Long shall not be entitled to any other payments from MKG, New Management or the Company; provided that Dr. Long shall receive, in addition to the compensation set forth in this section, any and all payments or compensation set forth in the Stock Acquisition and Voting Agreement, including, but limited to, any compensation for the transfer of any Company stock; director compensation, stock options, and/or other benefits; and royalty payments, as set forth in the Stock Acquisition and Voting Agreement. Dr. Long will be reimbursed all reasonable expenses associated with his consulting. In the event of Dr. Long's death during the Term, the $60,000 annual compensation set forth in this Section 3 shall be paid to Dr. Long's estate and/or heirs in accordance with this Agreement for remaining years of the three-year Term of this Agreement.

         4. STATUS AS INDEPENDENT CONTRACTOR. While serving as a consultant, Dr. Long will be an independent contractor. As such, Dr. Long will not be considered an employee of MKG or the Company for federal tax purposes or any other purposes. MKG and/or the Company shall not deduct withholding taxes, FICA or any taxes required to be deducted by an employer, and Dr. Long agrees that he shall be responsible to pay any and all such taxes as an independent contractor. MKG and/or the Company will have no obligations with respect to Dr. Long that it might otherwise have at law with respect to regular employees. Dr. Long will not be entitled, among other things, to share in employee benefits available for regular employees of MKG and/or the Company, including but not limited to, fringe benefits, pension, retirement, profit-sharing, bonus plans, unemployment benefits or workers' compensation. MKG and/or the Company agrees to record Dr. Long's annual earnings at the end of the year on an Internal Revenue Service Form 1099. A copy of the Form 1099 will be provided to the Internal Revenue Service and to Dr. Long.

         5. NON-WAIVER. The failure by either party to exercise any of its or his rights in the event of a breach of this Agreement by the other party shall not be construed as a waiver of such breach or any subsequent breach, or prevent either party from later enforcing strict compliance with this Agreement as to such breach or any subsequent breach.

         6. SEVERABILITY. If any provision of this Agreement is held by a court of competent jurisdiction to be void or unenforceable for any reason, such provision shall be modified or deleted in such a manner so as to make this Agreement, as modified, legal and enforceable, and the remaining provisions hereof shall continue in full force and effect.

         7. SUCCESSORS AND ASSIGNS. This Agreement shall be binding on and inure to the benefit of the parties and their legal representatives, successors and assigns.

         8. GOVERNING LAW. This Agreement shall be governed by and interpreted and construed in accordance with the laws of the State of Pennsylvania.

         9. ENTIRE AGREEMENT. This Agreement embodies the entire agreement between the parties, and supersedes all prior Agreements, whether written or oral, relating to the subject matter hereof. Any amendment or modification to this Agreement shall be in writing and shall be executed by the parties in order to be effective.

         10. DISPUTE RESOLUTION. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration, conducted before a single arbitrator in Philadelphia Pennsylvania, administered by the American Arbitration Association ("AAA") in accordance with its Commercial Arbitration Rules then in effect. The single arbitrator shall be selected by the mutual agreement of MKG and Dr. Long, unless the parties are unable to agree to an arbitrator, in which case, the arbitrator will be selected under the procedures of the AAA. The arbitrator will have the authority to permit discovery and to follow the procedures that he or she determines to be appropriate. The arbitrator will have no power to award consequential (including lost profits), punitive or exemplary damages. The decision of the arbitrator will be final and binding upon the parties hereto. Judgment may be entered on the arbitrator's award in any court having jurisdiction. Each party shall bear its own legal fees and costs and equally divide the forum fees and cost of the arbitrator.

         11. COUNTERPARTS. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same original.

         12. NOTICES. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of delivery if delivered by hand, (ii) on the date of transmission, if delivered by confirmed facsimile,
(iii) on the first business day following the date of deposit if delivered by guaranteed overnight delivery service, or (iv) on the fourth business day following the date delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

         If to Dr. Long:            David M. Long, Jr.
                                    10988 Horizon Hills Drive
                                    El Cajon, CA 92020
                                    Fax : (619) 670-3175

         If to The MacKay:
         Group, Inc.                Michael Cimino, President
                                    The MacKay Group, Inc.
                                    1615 Walnut Street, 3rd Floor
                                    Philadelphia, PA 19104
                                    Fax: (215) 972-6988


         13.      ASSIGNMENT.
                  ----------

                  13.1 MKG shall have the right to assign this Agreement to the Company and/or any successor of substantially all of its business or assets, and the Company and/or any such successor and Dr. Long shall be bound by all of the provisions hereof. While his consent is not so required by this Agreement, Dr. Long consents to such an assignment.

                  13.2 Upon MKG's and/or the Company's consent, which consent shall not be unreasonably withheld, Dr. Long shall have the right to assign this Agreement to another individual or entity, provided that such individual or entity has the knowledge, expertise, contacts, and reputation needed to fulfill the duties required of Dr. Long by this Agreement.

         14. SECTION HEADINGS. The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation of this Agreement.


         THE UNDERSIGNEDS HAVE READ THE FOREGOING AGREEMENT, FULLY UNDERSTAND IT, AND, HAVE VOLUNTARILY EXECUTED IT ON THE DATES SET FORTH BELOW.

THE MACKAY GROUP, INC.

BY: /s/ MICHAEL M. CIMINO
    ------------------------------
    MICHAEL M. CIMINO
    President


CONSULTANT:

/s/ DAVID M. LONG, JR.
----------------------------------
DAVID M. LONG, JR.